HENLYS
Group plc

1 Imperial Place
Elstree Way
Borehamwood
Hertfordshire WD6 1JJ
Telephone: 020 8953 9953
Fax: 020 8207 2477

Our Ref: PD/sl/L5561

11 June 2004.

RECEIVED
2004 JUN 14 P 2:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Judiciary Plaza, 450 Fifth Street NW,
Washington DC 20549,
United States of America.

04030701

SUPPL

BY DHL.

Ladies and Gentlemen,

Re: Henlys Group plc (File No.82-5051)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

On behalf of Henlys Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(1) (iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:

1. Holding in Company. Announcement dated 13 May, 2004.

2. Holding in Company. Announcement dated 28 May, 2004.

3. Proposed Restructuring and Delisting. Announcement dated10 June, 2004.

4. Disposal of Asset. Announcement dated 10 June, 2004.

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

Very truly yours,

P. Dawes.
Group Company Secretary

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

Encl.

6/15

RECEIVED
2004 JUN 14 P 2:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Henlys Group PLC
TIDM	HNL
Headline	Holding(s) in Company
Released	12:55 13 May 2004
Number	6417Y

HENLYS
Group plc

RNS Number:6417Y
Henlys Group PLC
13 May 2004

Holding in Company.

Henlys Group plc has today been advised by J P Morgan Securities Ltd on behalf of J P Morgan Chase & Co. and its subsidiaries that following the purchase of 12,220 (0.002%) ordinary shares of 25 pence each in the Company, J P Morgan Chase & Co. now has an aggregate interest in 7,619,273 (10.01%) shares.

END

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Company	Henlys Group PLC
TIDM	HNL
Headline	Holding(s) in Company
Released	13:48 28 May 2004
Number	2110Z

HENLYS
Group plc

RNS Number:2110Z
Henlys Group PLC
28 May 2004

Holding in Company.

Henlys Group plc has today been advised by J P Morgan Securities Ltd on behalf of J P Morgan Chase & Co. and its subsidiaries that following the sale of 117,617 (0.15%) ordinary shares of 25 pence each in the Company, J P Morgan Chase & Co. now has an aggregate interest in 7,502,310 (9.85%) shares.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Henlys Group PLC
TIDM	HNL
Headline	Proposed restructuring
Released	07:00 10 Jun 2004
Number	6121Z

HENLYS
Group plc

ANNOUNCEMENT OF PROPOSED RESTRUCTURING AND DELISTING

HENLYS GROUP PLC

The Board of Henlys Group plc ("Henlys" or the "Group") announces that discussions with its lending banks and other principal creditors are continuing with the aim of achieving a restructuring of the Group. Initial discussions with the lending banks have been constructive and the Board anticipates that this will lead to a positive outcome.

The Board's aim is to achieve a restructuring which preserves the Group's principal operating businesses in North America and offers significant prospects for an enhancement of operating performance, leading in turn to improvements in value in the longer term.

However, due to the concentration of debt at the parent company level, it is likely that any such restructuring will involve a substantial dilution of shareholders' interests and attribute little or no value to the Company's shares. In the circumstances, the Board intends to initiate a delisting of the Company's shares from the UK Listing Authority Official List and from trading on the London Stock Exchange's market for listed securities.

The required notification to the UK Listing Authority that the Board wishes to cancel the listing and a formal communication to the Company's shareholders will follow in due course.

Contact:

Henlys Group plc		Close Brothers Corporate Finance Limited	
Tel:	+44 20 7808 7225	Tel:	+44 20 7655 3100
David James C.B.E.	Chairman	Martin Gudgeon	
Tel:	+44 20 8953 9953		
Allan Welsh	Chief Executive		
Bill Gillespie	Finance Director		

End

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Full Text Announcement

Company	Henlys Group PLC
TIDM	HNL
Headline	Disposal
Released	14:07 10 Jun 2004
Number	6393Z

HENLYS
Group plc

RNS Number:6393Z
Henlys Group PLC
10 June 2004

Henlys Group plc

Blue Bird Body Company ("Blue Bird"), a subsidiary of Henlys Group plc ("Henlys"), has signed a ten year services agreement with MetoKote Corporation ("Metokote"), pursuant to which Metokote will operate a coating facility providing pretreatment and coating services in relation to various components used in the manufacture of school buses (the "Services") onsite at Blue Bird's plant in Fort Valley, Georgia. Historically, Blue Bird has operated the coating facility and the arrangements with Metokote form part of Blue Bird's ongoing outsourcing programme.

As part of this transaction, Blue Bird has also signed agreements for the sale to Metokote of coating and pretreatment equipment (the "Equipment") to be used in providing the Services for a total cash consideration of US$4,000,000 and for the grant of a rent-free lease over the part of Blue Bird's Fort Valley plant where the coating facility is located.

The proceeds from the sale of the Equipment will be used to increase Blue Bird's available working capital.

Contact:
Henlys group plc
Tel: +44 20 8953 9953
Allan Welsh Chief Executive
Bill Gillespie Finance Director

END